Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury
Foreign Ex
Metals and
Futures 92
Debt Market
Facsimile 8232 8341


06010272

11 January 2006


SEC MAIL PROCESSING
RECEIVED
JAN 17 2006
WASH, D.C.
213
SECTION

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


MACQUARIE
BANK

SUPPL

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
JAN 20 2006
THOMSON
FINANCIAL

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John R Niland AC
Date of last notice	7 November 2005 but 12 April 2005 re Macquarie Capital Alliance Group (MCAG) stapled securities

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland
Date of change	4 January 2006
No. of securities held prior to change	50,000 MCAG stapled securities
Class	MCAG stapled securities partly paid to $2.00, $2.00 unpaid
Number acquired	8,000 stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.67 per stapled security
No. of securities held after change	58,000 MCAG stapled securities
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

G:\CAG\COS\DLeong\BRD\ASX notices\Niland\jrn050106.doc

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 5 January 2006

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	20 December 2005 but this is the first notice re Macquarie Direct Property Fund (MDPF) units.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	MDPF units held by John Allpass Pty Limited as trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	1 January 2006
No. of securities held prior to change	Nil
Class	MDPF units
Number acquired	59,400 MDPF units
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.00 per unit
No. of securities held after change	59,400 MDPF units
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription for new units

G:\CAG\COS\DLeong\BRD\ASX notices\ALLPASS\jga06012006.doc

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

6 January 2006

G:\CAG\COS\DLeong\BRD\ASX notices\ALLPASS\jga06012006.doc

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release


MACQUARIE
BANK

MACQUARIE BANK TO ACQUIRE INTERNATIONAL AIRPORT BAGGAGE CART BUSINESS FOR US$270 MILLION

9 January 2006, Sydney – Macquarie Bank today announced that it has entered into an agreement with a group of investors led by Black Diamond Capital Management, L.L.C., to acquire 100 per cent of Smarte Carte Corporation (Smarte Carte) for an enterprise value of US$270 million (A$370 million).

Founded in 1970, Smarte Carte is the world's leading concessionaire of baggage cart, locker and stroller services operating in airports, train stations, bus terminals, shopping centres and entertainment facilities around the world.

Baggage cart concessions represent the majority of Smarte Carte's operations. Smarte Carte is the world's largest international airport baggage cart operator with concessions at 175 airports internationally (the majority of which are situated in the United States) and nine bus/train stations.

Smarte Carte also provides electronic locker services operating at approximately 500 locations in train stations, ski resorts, theme parks and entertainment facilities internationally and operates one of the largest stroller rental businesses in North America with operations at approximately 300 shopping malls.

Macquarie Bank's Chief Financial Officer, Mr Greg Ward, said that Smarte Carte was an attractive asset with a strong market position.

"Smarte Carte is a well established, geographically diversified business with high barriers to entry and stable cashflows. Historically, Smarte Carte has displayed very strong renewal rates for its concessions with a leading market share in the US over a long period. The business has also proven resilient to short term volatility in airport passenger traffic.

"Potential for further long term growth exists as Smarte Carte pursues additional airport concessions and other services in international markets", said Mr Ward.

Smarte Carte's experienced senior management team will remain with the business following the acquisition.

Macquarie Bank will commit US$141.7 million (A$194.2 million) for a 100 per cent equity stake in Smarte Carte. The remainder of the purchase price will be debt funded.

Macquarie Bank will explore a range of options for Smarte Carte including its potential inclusion in a new Macquarie-managed fund.

The impact on Macquarie's Tier 1 capital ratio during the holding period is anticipated to be a decrease of up to 0.9 per cent.

Financial close of the acquisition is expected to occur during the first quarter of 2006.

For further information, please contact:

Jenny Kovacs
Investor Relations
Macquarie Bank Limited
Tel: (61 2) 8232 3250

Matthew Russell
Public Relations
Macquarie Bank Limited
Tel: (61 2) 8232 4102

Alex Doughty
Public Relations
Macquarie Group
Tel: +1 (212) 231 1710

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

10 January 2006


MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 30 November 2005, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 4,168 options exercisable at $27.04 each and expiring on 17 April 2006 (MBL0012);
- 5,000 options exercisable at $27.77 each and expiring on 29 May 2006 (MBL0019);
- 163,172 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 5,000 options exercisable at $28.21 each and expiring on 7 August 2006 (MBL0031);
- 11,500 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);
- 1,334 options exercisable at $33.01 each and expiring on 27 September 2006 (MBL0051);
- 1,668 options exercisable at $34.71 each and expiring on 28 September 2006 (MBL0052);
- 1,668 options exercisable at $37.94 each and expiring on 7 November 2006 (MBL0064);
- 4,168 options exercisable at $37.67 each and expiring on 25 January 2007 (MBL0076);
- 4,000 options exercisable at $33.05 each and expiring on 8 July 2007 (MBL0109);
- 3,332 options exercisable at $36.00 each and expiring on 10 July 2007

(MBL0111);

- 3,332 options exercisable at $33.19 each and expiring on 19 July 2007 (MBL0115);
- 1,832 options exercisable at $32.47 each and expiring on 23 July 2007 (MBL0117);
- 82,762 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 21,666 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 1,700 options exercisable at $31.49 each and expiring on 2 September 2007 (MBL0125);
- 16,665 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131);
- 11,300 options exercisable at $30.51 each and expiring on 24 December 2007 (MBL0142);
- 4,166 options exercisable at $27.18 each and expiring on 27 December 2007 (MBL0143);
- 4,166 options exercisable at $21.66 each and expiring on 3 February 2008 (MBL0149);
- 1,666 options exercisable at $20.44 each and expiring on 10 February 2008 (MBL0153);
- 1,666 options exercisable at $23.03 each and expiring on 12 February 2008 (MBL0155);
- 4,166 options exercisable at $25.23 each and expiring on 24 March 2008 (MBL0169);
- 71,043 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 20,547 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207);
- 1,666 options exercisable at $29.11 each and expiring on 9 October 2008 (MBL0214);
- 1,666 options exercisable at $31.74 each and expiring on 7 November 2008 (MBL0231);
- 4,166 options exercisable at $34.72 each and expiring on 17 November 2008 (MBL0234);
- 1,666 options exercisable at $21.66 each and expiring on 11 December 2008 (MBL0241);
- 4,166 options exercisable at $33.95 each and expiring on 22 January 2009 (MBL0249); and
- 6,666 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269).

Also, on 16 December 2005, 396,543 fully paid ordinary shares were issued at a price of $67.77 each under the Dividend Reinvestment Plan for the ordinary dividend payable on 16 December 2005.

Thus, at 31 December 2005 the number of issued fully paid ordinary $1.00 shares was 231,661,687.

During the period 1 December 2005 to 31 December 2005 (inclusive), the

following new options have been issued:

- 56,000 options exercisable at $68.24 each and expiring on 8 December 2010 (MBL0321); and
- 29,000 options exercisable at $68.36 each and expiring on 22 December 2010 (MBL0322).

During the period 1 December 2005 to 31 December 2005 (inclusive), the following options have lapsed unexercised:

- 2,633 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 8,334 options exercisable at $24.27 each and expiring on 28 April 2008 (MBL0175);
- 1,791 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 5,100 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 22,735 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271);
- 5,000 options exercisable at $40.81 each and expiring on 8 November 2009 (MBL0275); and
- 16,437 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305).

The number of options on issue at 31 December 2005 was 31,731,588 all exercisable into one share per option.

Yours faithfully

Angela Blair
Assistant Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 December 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0014	1,668	$28.55	19/04/2006
MBL0018	1,668	$27.60	28/05/2006
MBL0020	3,000	$27.53	06/06/2006
MBL0023	1,668	$28.19	24/07/2006
MBL0025	1,668	$29.72	27/07/2006
MBL0029	1,207,782	$34.71	02/08/2006
MBL0033	5,000	$29.50	09/08/2006
MBL0037	1,668	$34.71	28/08/2006
MBL0040	264,504	$34.71	31/08/2006
MBL0041	3,000	$34.82	03/09/2006
MBL0042	3,800	$27.60	04/09/2006
MBL0046	15,307	$28.19	20/09/2006
MBL0047	4,168	$32.20	21/09/2006
MBL0048	4,168	$36.66	24/09/2006
MBL0050	4,168	$35.95	26/09/2006
MBL0051	2,000	$33.01	27/09/2006
MBL0052	11,668	$34.71	28/09/2006
MBL0053	1,668	$35.93	01/10/2006
MBL0056	1,668	$29.72	08/10/2006
MBL0057	1,668	$37.52	09/10/2006
MBL0058	3,334	$36.68	12/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	4,168	$37.05	30/10/2006
MBL0066	1,668	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0070	31,909	$37.58	22/11/2006
MBL0071	4,168	$36.84	26/11/2006
MBL0072	1,668	$36.05	03/12/2006
MBL0073	1,668	$35.71	05/12/2006
MBL0074	1,168	$36.36	10/12/2006
MBL0075	3,300	$37.55	20/12/2006
MBL0077	5,000	$37.47	04/02/2007
MBL0078	1,668	$36.08	12/03/2007
MBL0079	12,500	$36.54	13/03/2007
MBL0080	4,836	$36.34	14/03/2007
MBL0081	1,668	$35.24	15/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0086	1,668	$36.85	22/03/2007
MBL0087	3,500	$36.67	25/03/2007
MBL0088	1,668	$36.68	26/03/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 December 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0094	4,168	$34.82	03/04/2007
MBL0095	4,168	$35.99	04/04/2007
MBL0096	5,000	$35.22	05/04/2007
MBL0097	1,668	$35.59	08/04/2007
MBL0098	1,668	$37.35	09/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	3,334	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	1,668	$35.31	24/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	1,668	$33.12	29/05/2007
MBL0107	23,334	$33.54	04/07/2007
MBL0108	1,668	$33.45	05/07/2007
MBL0109	8,500	$33.05	08/07/2007
MBL0111	1,668	$36.00	10/07/2007
MBL0113	4,168	$33.20	12/07/2007
MBL0115	1,668	$33.19	19/07/2007
MBL0117	1,668	$32.47	23/07/2007
MBL0118	2,937,169	$30.51	01/08/2007
MBL0119	1,668	$33.45	23/08/2007
MBL0120	5,000	$31.54	26/08/2007
MBL0121	1,668	$32.77	27/08/2007
MBL0122	1,668	$33.06	28/08/2007
MBL0124	415,615	$30.51	30/08/2007
MBL0125	1,700	$31.49	02/09/2007
MBL0128	5,000	$31.28	05/09/2007
MBL0129	10,001	$30.51	06/09/2007
MBL0131	123,412	$30.51	11/10/2007
MBL0132	1,668	$33.20	14/10/2007
MBL0133	13,334	$26.45	15/10/2007
MBL0135	1,668	$31.28	21/10/2007
MBL0136	1,668	$25.04	24/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0140	7,035	$30.51	20/11/2007
MBL0142	194,889	$30.51	24/12/2007
MBL0143	4,168	$27.18	27/12/2007
MBL0144	16,668	$31.54	30/12/2007
MBL0146	5,000	$26.45	02/01/2008
MBL0147	12,500	$31.56	03/01/2008
MBL0149	4,168	$21.66	03/02/2008
MBL0151	3,334	$23.48	24/01/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 December 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0152	3,334	$20.57	06/02/2008
MBL0153	1,668	$20.44	10/02/2008
MBL0155	1,668	$23.03	12/02/2008
MBL0156	3,334	$20.50	13/02/2008
MBL0158	3,334	$22.76	19/02/2008
MBL0161	3,334	$23.82	05/03/2008
MBL0162	2,000	$22.22	06/03/2008
MBL0163	3,334	$25.23	07/03/2008
MBL0165	1,537	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0169	8,334	$25.23	24/03/2008
MBL0170	21,667	$25.15	01/04/2008
MBL0171	8,334	$25.68	02/04/2008
MBL0173	3,334	$25.94	23/04/2008
MBL0174	8,334	$24.20	24/04/2008
MBL0176	12,500	$24.67	06/05/2008
MBL0177	3,334	$24.85	07/05/2008
MBL0178	3,334	$24.40	08/05/2008
MBL0179	3,334	$24.71	08/05/2008
MBL0181	8,334	$25.92	13/05/2008
MBL0182	25,917	$24.58	22/05/2008
MBL0183	5,000	$24.22	23/05/2008
MBL0184	3,334	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0187	3,334	$24.98	14/07/2008
MBL0188	3,334	$24.98	16/07/2008
MBL0189	8,334	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	3,334	$25.00	28/07/2008
MBL0192	3,334	$26.05	31/07/2008
MBL0193	8,334	$26.51	01/08/2008
MBL0194	5,000	$26.21	04/08/2008
MBL0195	4,168	$24.42	19/08/2008
MBL0196	3,334	$28.99	20/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0201	8,334	$28.41	02/09/2008
MBL0202	4,995,383	$28.74	28/08/2008
MBL0203	3,334	$29.46	16/09/2008
MBL0204	3,334	$29.46	15/09/2008
MBL0205	1,668	$24.17	17/09/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 December 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0206	12,500	$28.74	26/09/2008
MBL0207	592,838	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	50,745	$28.74	01/10/2008
MBL0212	5,000	$29.46	02/10/2008
MBL0214	3,334	$29.11	09/10/2008
MBL0215	8,334	$28.64	13/10/2008
MBL0216	32,500	$30.26	12/10/2008
MBL0217	12,500	$24.28	20/10/2008
MBL0218	3,334	$32.82	21/10/2008
MBL0219	3,334	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	25,000	$28.74	30/10/2008
MBL0223	3,334	$29.78	03/11/2008
MBL0224	12,500	$29.72	04/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	06/11/2008
MBL0227	3,334	$26.84	01/09/2008
MBL0228	12,500	$29.00	05/11/2008
MBL0229	8,334	$34.49	09/11/2008
MBL0231	3,334	$31.74	07/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	8,334	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	12,500	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	1,668	$24.53	03/12/2008
MBL0240	12,500	$34.91	10/12/2008
MBL0241	1,668	$21.66	11/12/2008
MBL0242	2,000	$28.74	16/12/2008
MBL0243	3,334	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	4,720	$24.85	22/12/2008
MBL0247	12,500	$34.78	08/01/2009
MBL0248	12,500	$34.78	08/01/2009
MBL0249	8,334	$33.95	22/01/2009
MBL0250	8,334	$28.96	02/02/2009
MBL0251	2,900	$30.51	01/08/2007
MBL0252	10,000	$33.45	09/02/2009
MBL0253	10,000	$33.45	09/02/2009

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 December 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0254	22,500	$33.45	09/02/2009
MBL0255	5,000	$32.48	09/02/2009
MBL0256	35,000	$33.76	08/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	3,400	$24.62	08/03/2009
MBL0259	3,334	$24.58	09/03/2009
MBL0260	52,500	$36.71	08/04/2009
MBL0261	27,500	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	67,500	$33.00	24/05/2009
MBL0264	17,500	$33.84	08/06/2009
MBL0265	32,500	$34.27	22/06/2009
MBL0266	52,500	$33.58	08/07/2009
MBL0267	1,726,764	$33.11	22/07/2009
MBL0268	3,086,846	$32.75	09/08/2009
MBL0269	2,391,434	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	746,815	$34.60	08/09/2009
MBL0272	215,200	$35.28	22/09/2009
MBL0273	199,750	$36.99	08/10/2009
MBL0274	102,800	$39.64	22/10/2009
MBL0275	83,350	$40.81	08/11/2009
MBL0276	94,200	$32.75	08/11/2009
MBL0277	25,000	$33.11	08/11/2009
MBL0278	53,150	$41.72	22/11/2009
MBL0279	127,600	$32.75	22/11/2009
MBL0280	68,400	$44.88	08/12/2009
MBL0281	7,000	$34.60	08/12/2009
MBL0282	20,000	$32.75	08/12/2009
MBL0283	40,000	$45.15	22/12/2009
MBL0284	27,500	$46.97	10/01/2010
MBL0285	22,500	$47.28	10/01/2010
MBL0286	27,500	$48.68	24/01/2010
MBL0287	4,000	$48.61	24/01/2010
MBL0288	65,000	$49.31	08/02/2010
MBL0289	27,500	$49.47	08/02/2010
MBL0290	5,000	$46.97	10/01/2010
MBL0291	82,500	$49.16	22/02/2010
MBL0292	45,000	$49.51	08/03/2010
MBL0293	35,000	$49.57	22/03/2010
MBL0294	95,000	$47.82	08/04/2010

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 December 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0295	85,000	$45.14	22/04/2010
MBL0296	32,500	$49.31	08/04/2010
MBL0297	43,000	$45.89	09/05/2010
MBL0298	37,500	$49.18	23/05/2010
MBL0299	12,500	$47.82	23/05/2010
MBL0300	70,000	$54.24	08/06/2010
MBL0301	40,000	$58.02	22/06/2010
MBL0302	12,500	$49.18	22/06/2010
MBL0303	100,500	$60.41	08/07/2010
MBL0304	37,500	$63.42	22/07/2010
MBL0305	9,026,031	$63.34	01/08/2010
MBL0306	32,500	$62.13	08/08/2010
MBL0307	40,680	$63.34	08/08/2010
MBL0308	77,500	$63.33	22/08/2010
MBL0309	120,000	$65.72	08/09/2010
MBL0310	10,060	$63.34	08/09/2010
MBL0311	12,500	$32.26	10/01/2010
MBL0312	5,000	$35.28	22/09/2009
MBL0313	35,500	$67.85	22/09/2010
MBL0314	680	$63.34	22/09/2010
MBL0315	5,000	$44.94	08/12/2009
MBL0316	20,820	$63.34	10/10/2010
MBL0317	78,500	$70.56	10/10/2010
MBL0318	52,000	$64.16	24/10/2010
MBL0319	73,000	$66.92	08/11/2010
MBL0320	73,500	$70.60	22/11/2010
MBL0321	56,000	$68.24	08/12/2010
MBL0322	29,000	$68.36	22/12/2010
TOTAL	31,731,588		

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414



MACQUARIE
BANK

ASX/Media Release

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA OR JAPAN

MACQUARIE BANK-LED CONSORTIUM, MACQUARIE LONDON EXCHANGE INVESTMENTS LIMITED ("MLX"), DISPATCHES OFFER DOCUMENT FOR £1.5 BILLION (A$3.6 BILLION) CASH OFFER FOR THE LONDON STOCK EXCHANGE PLC ("LSE")

11 January 2006 – On 15 December 2005, a Macquarie Bank-led consortium, MLX, announced a cash offer, under the provisions of the UK City Code on Takeovers and Mergers, of 580 pence per share for the LSE (the "Offer"). The Offer values the LSE at approximately £1.5 billion (A$3.6 billion).

Macquarie Bank notes the announcement overnight by MLX (attached) regarding the dispatch of the Offer Document to LSE shareholders and provides the following information in relation to the transaction.

Macquarie Bank's investment in MLX will be through Macquarie Financial Infrastructure Fund ("MFIF"), a new unlisted fund which has a mandate to invest in global financial infrastructure businesses. MFIF will be advised by a Macquarie Bank related entity. It is anticipated that the LSE will be the cornerstone investment for the Fund. MFIF will have a 67% stake in MLX, with the remainder held by Macquarie Capital Alliance Group (18%) and Finpro Inversiones, SL (15%).

Macquarie Bank will invest £107 million (A$252 million) of capital in MFIF representing 52.2%. The remaining £98 million (A$231 million) of equity will be provided by foundation investors; CQS Convertible and Quantitative Strategies Master Fund Limited (21.7%), Centaurus Alpha Master Fund Limited (21.7%) and certain trusts controlled by Matthew Perrin (4.4%). The transaction will not have a significant impact on the Bank's Tier 1 capital ratio.

MLX has stated that its Offer will provide a long term stable ownership structure for the LSE through the Macquarie Financial Infrastructure Fund. The Offer of 580 pence per share is the only bid currently available. It is attractive, certain and deliverable and at an attractive premium to standalone valuations.

A copy of all announcements by MLX, including the Offer Document, are available at: www.macquarie.com/mlei.

For further information, please contact:

Matthew Russell, Public Relations
Macquarie Bank
Tel: +612 8232 4102

Jenny Kovacs, Investor Relations
Macquarie Bank
Tel: +612 8232 3250

This announcement does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by the offer document and the form of acceptance accompanying the offer document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

Unless otherwise determined by MLX, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or by any facilities of a national securities exchange of, Canada or Japan or any such jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means, instrumentality or facility or from within Canada or Japan or any such jurisdiction.

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA OR JAPAN

For Immediate Release **10 January 2006**

Cash Offer
by
Goldman Sachs International
on behalf of
MACQUARIE LONDON EXCHANGE INVESTMENTS LIMITED
and in the United States
by
MACQUARIE LONDON EXCHANGE INVESTMENTS LIMITED
for
the London Stock Exchange plc

Posting of Offer Documentation

Further to the announcement made on 15 December 2005, Macquarie London Exchange Investments Limited ("MLX") announces that the offer document (the "Offer Document") containing the Offer for the London Stock Exchange plc ("LSE") made by Goldman Sachs International on behalf of MLX (outside the United States), and by MLX in the United States, is being posted to LSE Shareholders today.

Acceptances to the Offer should be received as soon as possible following receipt of the Offer Document and in any event by no later than 3.00pm (London time) on 31 January 2006.

The Offer of 580 pence in cash per LSE Share is the only offer available to LSE shareholders. It is attractive, certain and deliverable in cash at:

- A premium of 67% to the LSE's pre-bid speculation share price;
- A premium to the LSE's past earnings multiples;
- A competitive valuation compared to other recent exchange sector transactions; and
- A premium to independent research standalone valuations.

MLX believes that the LSE is a fundamentally low growth business with utility-like characteristics. The LSE is different from other European exchange businesses: notably, and unlike its competitors, the LSE has no high-growth derivatives business. In addition, MLX believes that past LSE valuation multiples better reflect the underlying characteristics of the LSE's business as there has been no material change to the business of the LSE since 2004 to justify any significant change to its P/E multiple.

The LSE has been distracted by numerous inconclusive merger discussions and several unsuccessful expansion strategies. MLX believes these distractions have reduced the LSE's focus on cost control while also failing to address the LSE's strategic isolation.

Under MLX ownership the LSE's core business will be independent of other exchange groups, with a priority on provision of services to users and other stakeholders:

- No intention to increase prices for broker services or to discontinue volume discounts;
- No intention to increase real prices for information services;
- An intention to make a binding commitment in regard to tariffs (including appropriate user oversight)
- Consultation with key user groups, such as LIBA and APCIMS, and other key stakeholders in relation to the detail of this commitment. Further, MLX will investigate, in conjunction with user groups, the expansion and improvement of user involvement in the governance of the LSE, including through additional committee representation;
- A board made up of a majority of independent non-executive directors and an independent audit committee;
- The LSE remains headquartered in London and regulated solely by the FSA; and
- A policy of transparency, including publishing financial reports and operational overviews to ensure the LSE remains open to public scrutiny.

In contrast to the LSE's current position, MLX's Offer will provide a stable, long-term ownership structure for the LSE through the Macquarie Financial Infrastructure Fund. MLX will provide the opportunity for the LSE to invest in and develop services for the benefit of users, issuers and other stakeholders:

- No new debt on the LSE itself;
- Backed by a significant capital commitment from the Macquarie Group and its co-investors; and
- *Structured to be compliant with FSA requirements for a Recognised* Investment Exchange.

Macquarie London Exchange Investments Limited encourages LSE Shareholders to accept the Offer.

In accordance with Rule 8.4 of the City Code, MLX confirms that it has received an irrevocable undertaking dated 10 January 2006 to procure acceptance of the Offer from European Financial Investment Limited (a Cayman Island company indirectly controlled by Macquarie Bank Limited and OZ Master Fund, Ltd and OZ Europe Master Fund, Ltd) in respect of 792,000 LSE Shares representing approximately 0.3 per cent of the entire issued ordinary share capital of the LSE. Such irrevocable undertaking will only cease to be binding if the Offer lapses or is withdrawn.

A copy of all announcements by MLX and the Offer Document are available on: www.macquarie.com/mlei.

ENQUIRIES

MLX	+44 (0) 20 7065 2335 / 2420
Alison Jefferis	
Karen Smith	
Citigate Dewe Rogerson	+44 (0) 20 7638 9571
Patrick Donovan	
Toby Moore	

Goldman Sachs International +44 (0) 20 7774 1000
Simon Dingemans
Basil Geoghegan

FURTHER INFORMATION

Copies of the Offer Document and the Form of Acceptance are available (during normal business hours) from Computershare Investor Services Plc at PO Box 859, The Pavilions, Bridgwater Road, Bristol, BS99 1XZ.

A copy of all announcements by MLX and the Offer Document are available on: www.macquarie.com/mlei.

Terms used in this announcement shall have the meaning given to them in the Offer Document.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser and joint corporate broker to MLX, MFIF, and Macquarie Bank Limited and no-one else in connection with the Offer and will not be responsible to anyone other than MLX, MFIF, and Macquarie Bank Limited for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer.

Dresdner Kleinwort Wasserstein Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint corporate broker to MFIF, MLX and Macquarie Bank Limited and no one else in connection with the Offer and will not be responsible to anyone other than MFIF, MLX and Macquarie Bank Limited for providing the protections afforded to clients of Dresdner Kleinwort Wasserstein Limited or for providing advice in relation to the Offer.

The Offer in the United States will be made solely by MLX and neither Goldman Sachs International nor any of its affiliates will be making the Offer in the United States.

This announcement does not constitute or form part of any offer to sell or invitation to purchase any securities or solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document and the Form of Acceptance accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

Unless otherwise determined by MLX, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any means or instrumentality (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of Canada, Japan or any jurisdiction where to do so would violate the laws in that jurisdiction and will not be capable of acceptance by any such use, means, instrumentality or facility or from within Canada, Japan or any such jurisdiction. Accordingly copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted, or otherwise forwarded, distributed or sent in, into or from Canada, Japan or any such jurisdiction, and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, any custodian, nominee or trustee)

who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Document and/or any related document to any jurisdiction outside the United Kingdom and the United States, should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.